                                                                    EXHIBIT 12.1

                            MARK IV INDUSTRIES, INC.

   STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (1)


                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                          YEAR ENDED LAST DAY OF FEBRUARY
                                    --------------------------------------------
                                      1992     1993     1994     1995     1996
                                    -------- -------- -------- -------- --------
Earnings
Income before provision for income
 taxes............................  $ 43,900 $ 62,000 $ 81,700 $110,400 $151,400
 Fixed charges, before
  capitalized interest............    69,254   55,668   54,309   58,588   66,187
 Amortization of capitalized
  interest........................       191      133      210      247      265
                                    -------- -------- -------- -------- --------
   Earnings as adjusted...........  $113,345 $117,801 $136,219 $169,235 $217,852
                                    ======== ======== ======== ======== ========
Fixed Charges
 Interest expense, net............  $ 64,700 $ 51,600 $ 50,100 $ 53,900   61,200
 Investment income (2)............       700      300      400      284      396
                                    -------- -------- -------- -------- --------
   Total interest.................    65,400   51,900   50,500   54,184   61,596
 Amortization of debt expense.....     1,544    1,383    1,424    1,659    1,726
 Interest portion of rent
  expense.........................     2,310    2,385    2,385    2,745    2,865
                                    -------- -------- -------- -------- --------
   Fixed Charges, before
    capitalized interest..........    69,254   55,668   54,309   58,588   66,187
 Capitalized interest.............       450      632      195      335      703
                                    -------- -------- -------- -------- --------
   Fixed Charges..................  $ 69,704  $56,300 $ 54,504 $ 58,923 $ 66,890
                                    ======== ======== ======== ======== ========
   Ratio of Earnings to Fixed
    Charges.......................     1.63x    2.09x    2.50x    2.87x    3.26x
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(1) For the purpose of calculating the ratio of earnings to fixed charges, (i)
    earnings consist of income from continuing operations before income taxes plus fixed charges, exclusive of capitalized interest; and (ii) fixed charges consist of interest expense incurred, amortization of debt expense,
    15% of rental payments under operating leases (an amount estimated by management to be the interest component of such rentals) and capitalized interest.

(2) Represents investment income netted against interest expense; such investment income is eliminated for purposes of calculating the ratios.